

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Paul J. Lytle
Chief Financial Officer
Peregrine Pharmaceuticals, Inc.
14282 Franklin Avenue
Tustin, CA 92780

      Re: Peregrine Pharmaceuticals, Inc.
              Form 10-K
              Filed July 14, 2014
              File No. 001-32839

Dear Mr. Lytle:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Daniel Greenspan for

              Jeffery P. Riedler
              Assistant Director

cc: Via E-Mail
        Mark R. Ziebell, Esq.